

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

> **Re:** **Biospecifics Technologies Corp.**
> **Form 10-K**
> **Filed March 13, 2012**
> **File No. 001-34236**

Dear Mr. Wegman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business.
Licensing and Marketing Agreements, page 9

1. In your discussion of your agreement with Auxilium, please expand your disclosure to include the remaining contingent milestone payments that may be received, in the aggregate, from Auxilium with respect to the Dupuytren's contracture, Peyronie's disease and frozen shoulder indications.

2. With respect to the payments that Auxilium is to receive under its agreement with Actelion, pursuant to which Actelion has the right to develop and commercialize XIAFLEX for certain indications in Canada, Australia, Brazil and Mexico, please disclose the percentage of such payments that you are entitled to receive from Auxilium.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director